VIA EDGAR
 Ms. Heather Clark
Mr. Andrew Blume
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, NE
Washington, D.C. 20549

September 13, 2024

Dear Ms. Clark and Mr. Blume,

Re: Lanvin Group Holdings Limited

Form 20-F for the Year Ended December 31, 2023

Filed April 30, 2024
File No. 001-41569

On behalf of Lanvin Group Holdings Limited (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) in its third comment letter dated September 6, 2024 (the “Third Comment Letter”) with respect to the Report on Form 20-F for the fiscal year ended December 31, 2023, filed by the Company with the SEC via EDGAR on April 30, 2024 (the “Form 20-F”).

The headings and paragraph numbers in this letter correspond to those contained in the Third Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comment in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F and the Company’s previous responses dated September 3, 2024 and August 9, 2024, respectively. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Form 20-F.

Form 20-F for the Year Ended December 31, 2023

Financial Statements
Consolidated statements of changes in equity, page F-7

PARTNERS

Teresa Y Y Ko Robert S Ashworth Thomas T Y Ng Arun Balasubramanian Simon J Weller*
Grace Y H Huang K Tim Mak Alastair N C Mordaunt* Richard Wang Georgia K Dawson* Edward G Freeman Daniel Anderson
John J H Choong Richard W Bird Daniel J French Richard J Perks Philip Q Li Matthew J O’Callaghan Bing X Guan
Howie C H Farn Xin Liu* Sarah X Su David W Yi

REGISTERED FOREIGN LAWYERS	*non-resident

Ninette Dodoo (Belgium)

Client Meeting Suite: 36th Floor, Two Exchange Square, Central, Hong Kong

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1.	We note your response to prior comment 2 and are unclear regarding the role of treasury shares in the transactions. Please tell us how these transactions qualify as treasury shares under IAS 32.33 and provide any applicable references to accounting literature that supports the basis for your conclusions.

Response: In response to the Staff’s comment, the Company respectfully presents the following to better explain the role of treasury shares in this transaction, which is split into two parts.

Firstly, the Company has issued shares and increased its share capital under the laws and therefore needs to recognise the share capital associated with the issue of the shares. Take the transaction on 20 October 2022 as an example:

Account	Dr (EUR)	Cr (EUR)
Cash and bank balance	24,021,756
Other current asset	1,000,907
Share capital		18,569,283
Other reserves		6,453,380

Secondly, the Company respectfully advises the Staff that, as IAS 32.23 sets out “an entity’s contractual obligation to purchase its own equity instruments gives rise to a financial liability for the present value of the redemption amount even if the obligation to purchase is conditional on the counterparty exercising a right to redeem (e.g. a written put option that gives the counterparty the right to sell an entity’s own equity instruments to the entity for a fixed price),” this transaction should be recognised as a liability for accounting purposes and the obligation to repurchase the Company’s own equity instruments needs to be recognised. The definition of “repurchase the Company’s own equity instruments” in IAS 32.33 is as follows: “if an entity reacquires its own equity instruments, those instruments (‘treasury shares’) shall be deducted from equity.” Accordingly, the liability for the repurchase obligation was recognised by debiting Treasury Shares as a deductible item from equity, which reflects obligation to repurchase own equity instruments. Take the transaction on 20 October 2022 as an example:

Account	Dr (EUR)	Cr (EUR)
Treasury shares	25,022,663
Other current liability		25,022,663

In conclusion, the combined effect of above treatments on the financial statement is the same as the combined effect of Journal Entries #1 and #2 in the Company’s previous round of response dated September 3, 2024. Further, these treatments do not affect the amount of the Company's net assets, but merely the division of the different items within equity.

We hope the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please kindly contact Howie Farn by phone at + 852 2913 2797 or via email at howie.farn@freshfields.com.

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Yours faithfully

/s/ Freshfields Bruckhaus Deringer

Freshfields Bruckhaus Deringer

cc:

Zhen Huang, Chairman, Lanvin Group Holdings Limited

Eric Chan, Chief Executive Officer, Lanvin Group Holdings Limited

Kat Yu David, Chan, Chief Financial Officer, Lanvin Group Holdings Limited

Roy Cheng, Chief Risk Officer, Lanvin Group Holdings Limited